Exhibit 99.9
STRICTLY PRIVATE AND CONFIDENTIAL
27 February 2007
UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Dear Sir/Madam
Purchase of Endesa S.A. Shares
We, ENEL Spa (the “Company”), write to confirm our instruction to UBS Limited (“UBS”) to purchase on our behalf up to 105,800,000 ordinary bearer shares par value EUR 1.20 in Endesa, S.A., (the “Shares” and each a “Share”) at a price of EUR 39.00 per share (the “Engagement”).
The Company agrees to transfer to the account to be notified to the Company by UBS:
(a)      an amount equal to EUR 4,126,200,000 (the “Purchase Price”);
(b)      by way of fees, an amount equal to 0.20% of the Purchase Price (the “Fee”);
(c)      any stamp duty, stamp duty reserve tax, or other applicable transfer taxes relating to the relevant Purchases, to the extent not paid directly by the Company,
by no later than 2pm on the 5 March 2007 (being the 3rd business day following the relevant trade date). Said shares will be deposited by UBS in the account of a subsidiary wholly owned by the Company, as indicated by the Company.
The Company warrants and represents to UBS that: (i) it is generally and unconditionally authorised to make this purchase; (ii) the Board has approved entry into this Engagement; and (iii) it, nor any other person, legal or natural, which may take investment decisions in respect of this purchase, at the date of this letter, does not have, nor is it aware of, any inside information and is not restricted from making this purchase of Shares under relevant rules of insider dealing or market abuse provisions or equivalent in the United States, United Kingdom, Spain, the Republic of Italy or elsewhere; and (iv) it shall company with any notification requirements in Spain, the Republic of Italy or elsewhere.
The Company covenants with UBS that it will keep UBS indemnified against any losses, liabilities, costs, claims, actions and demands (including any expenses arising in connection therewith) which it may incur, or which may be made against it as a result of or in relation to any breach of this agreement or any actual or alleged misrepresentation in or breach of any of the above representations and warranties and will reimburse UBS for all costs, charges and expenses which it may pay or incur in connection with investigating, disputing or defending any such action or claim.

This agreement is governed by English law.

Yours faithfully

/s/ Claudio Machetti Claudio Machetti Finance Director
ENEL S.p.A
Accepted and agreement for and on behalf of UBS Limited

/s/ Adam Welman Managing Director	/s/ Piero Novelli Managing Director